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                          October 28, 2022

       Craig M. Hurlbert
       Co-Chief Executive Officer
       Local Bounti Corporation
       400 W. Main St.
       Hamilton, MT 59840

                                                        Re: Local Bounti
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 24,
2022
                                                            File No. 333-267993

       Dear Craig M. Hurlbert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Albert Vanderlaan, Esq.